**SUPPLEMENT Dated December 15, 2010**
**To The Current Prospectus For**


**ING GoldenSelect DVA**
Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B


**ING GoldenSelect DVA Plus (NY)**
Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference.* **The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.** *If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

## I. Information Regarding Fund Changes and Fund Availability

**1.** *Effective after the close of business on or about January 21, 2011* the ING Growth and Income Portfolio (Class S) will be closed to new investments. Unless you provide us with alternative allocation instructions, any subsequent allocation(s) designated to the subaccount that invests in the ING Growth and Income Portfolio (Class S) will be allocated proportionally among the other subaccount(s) in your current allocation.


**2.** *Effective after the close of business on or about January 21, 2011* the following investment portfolios will be added under your Contract. The sections in the prospectus regarding investment portfolios will be revised accordingly:

| *Fund Name* | *Investment Adviser/ Subadviser* | *Investment Objective* |
|---|---|---|
| **ING Investors Trust** | | |
| ING Large Cap Value Portfolio (Class S) | **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. | Seeks growth of capital and current income. |
| **ING Variable Funds** | | |
| ING Growth and Income Portfolio (Class ADV) | **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. |


**3.** *Effective on or about January 21, 2011* the ING Marsico International Opportunities Portfolio changed its subadviser to T. Rowe Price Associates, Inc. with a change to the portfolio's name from ING Marsico International Opportunities Portfolio to ING T. Rowe Price International Stock Portfolio. The information appearing in the prospectus regarding the ING Marsico International Opportunities Portfolio is revised accordingly.


**4.** *Effective August 31, 2010* the ING Clarion Global Real Estate Portfolio and the ING Wells Fargo Health Care Portfolio are diversified funds. The information appearing in the prospectus regarding these investment portfolios is revised accordingly.

## II.  Notice of Upcoming Fund Reorganizations

***Effective after the close of business on or about January 21, 2011***, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING American Funds Growth-Income Portfolio | ING Growth and Income Portfolio (Class ADV) |
| ING BlackRock Large Cap Value Portfolio (Class S) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| ING Lord Abbett Growth and Income Portfolio (Class S) | ING Large Cap Value Portfolio (Class S) (formerly ING Pioneer Equity Income Portfolio) |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio (Service Class) | ING Large Cap Growth Portfolio (Class S) |

**Information Regarding the Portfolio Reorganizations:**

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved proposals for the reorganizations referenced above.  The reorganizations are also subject to shareholder approval.  If shareholder approval is obtained, each reorganization is expected to take place on or about January 21, 2011, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio.  You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted and all references to them will be replaced by the corresponding Surviving Portfolio.

## III.  Other Information

ING Funds Distributor, LLC has changed its name to ING Investments Distributor, LLC.  All references to ING Funds Distributor, LLC in the current Prospectuses and Statements of Additional Information are hereby replaced with ING Investments Distributor, LLC.

# SUPPLEMENT Dated December 15, 2010
## To The Current Prospectus For

### GoldenSelect DVA Series 100
### ING GoldenSelect Premium Plus featuring The Galaxy VIP Fund
### ING GoldenSelect Value
Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference.* ***The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.*** *If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

## I. Information Regarding Fund Changes and Fund Availability

*1.* ***Effective after the close of business on or about January 21, 2011*** the following investment portfolio will be added under your Contract. The sections in the prospectus regarding investment portfolios will be revised accordingly:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Investors Trust** | | |
| ING Large Cap Value Portfolio (Class S) | **Investment Adviser:** Directed Services LLC  **Investment Subadviser:** ING Investment Management Co. | Seeks growth of capital and current income. |

*2.* ***Effective on or about January 21, 2011*** the ING Marsico International Opportunities Portfolio changed its subadviser to T. Rowe Price Associates, Inc. with a change to the portfolio's name from ING Marsico International Opportunities Portfolio to ING T. Rowe Price International Stock Portfolio. The information appearing in the prospectus regarding the ING Marsico International Opportunities Portfolio is revised accordingly.

*3.* ***Effective August 31, 2010*** the ING Wells Fargo Health Care Portfolio is a diversified fund. The information appearing in the prospectus regarding the ING Wells Fargo Health Care Portfolio is revised accordingly.

## II. Notice of Upcoming Fund Reorganizations

***Effective after the close of business on or about January 21, 2011***, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING BlackRock Large Cap Value Portfolio (Class S) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| ING Lord Abbett Growth and Income Portfolio (Class S) | ING Large Cap Value Portfolio (Class S) (formerly ING Pioneer Equity Income Portfolio) |

**Information Regarding the Portfolio Reorganizations:**

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved proposals for the reorganizations referenced above. The reorganizations are also subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about January 21, 2011, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio.

Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio.  You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted and all references to them will be replaced by the corresponding Surviving Portfolio.

## III.  Other Information

ING Funds Distributor, LLC has changed its name to ING Investments Distributor, LLC.  All references to ING Funds Distributor, LLC in the current Prospectuses and Statements of Additional Information are hereby replaced with ING Investments Distributor, LLC.